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                                                                    Exhibit 99.1


                    [Letterhead of Mr. Michael L. Underwood]



July 18, 2005


Mr. Vincent R. Volpe Jr.
c/o Dresser-Rand Group, Inc.
Paul Clark Drive
Olean, New York 14760

Dear Mr. Vincent R. Volpe Jr.,


     As we have discussed, I have agreed to serve as a member of the Board of Directors of Dresser-Rand Group Inc., a Delaware company (the "Company"). I understand I will be elected as a director of the Company shortly prior to the Company's initial public offering of its common stock. I consent to being named as a future Board member of the Company in the Form S-1 registration statement and any amendments thereto filed in connection with the Company's initial public offering.


Very truly yours,


/s/ Michael L. Underwood


Michael L. Underwood